SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

VIRGIN MOBILE USA, INC.
(Name of Issuer)
Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
92769R108
(CUSIP Number)
Kyung Hwan Chung
SK Telecom Co., Ltd.
11 Euljiro 2-ga
Jung-gu, Seoul 100-999, Korea
+82-2-6100-1635
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 24, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No.	92769R108

1	NAME OF REPORTING PERSON: SK Telecom Co., Ltd. S.S. or I.R.S. Identification Nos. of above persons

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Republic of Korea

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	92769R108

1	NAME OF REPORTING PERSON: Helio, Inc. S.S. or I.R.S. Identification Nos. of above persons

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

          This Amendment No. 3 to Schedule 13D relates to shares of Class A common stock, $0.01 par value (“Class A common stock”) of Virgin Mobile USA, Inc. (“issuer”). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D, dated September 5, 2008 (the “Initial Statement”), Amendment No. 1 to Schedule 13D, dated December 5, 2008 (the “First Amendment”) and Amendment No. 2 to Schedule 13D, dated July 27, 2009 (together with the Initial Statement and the First Amendment, the “Existing 13D”), filed by the Reporting Persons. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Existing 13D. This Amendment No. 3 is being made to reflect that the Reporting Persons no longer beneficially own, or have shared power to vote or direct the vote of, any shares of the Class A common stock, and accordingly this Amendment No. 3 constitutes the final amendment to the Initial Statement and an “exit” filing for the Reporting Persons.
Item 2. Identity and Background.
     Item 2 is amended and restated in its entirety as follows:
(a)	Name and Place of Organization:

This statement is filed jointly by the following (each a “Reporting Person” and together the “Reporting Persons”):

SK Telecom Co., Ltd. — Republic of Korea

Helio, Inc. — Delaware

(b)	Principal Office and Business Address:

SK Telecom Co., Ltd. 11 Euljiro 2—ga

Jung-gu, Seoul 100-999, Korea

Helio, Inc.

c/o SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu, Seoul 100-999, Korea

(c)	Principal Business:

Wireless telecommunications provider.

(d)	Criminal Proceeding:

None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)	Civil Proceeding:

None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Citizenship:

Not applicable.
The name, place of residence, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth in Schedule A, attached hereto and incorporated by reference.
Item 4. Purpose of Transaction.
     Item 4 is amended to add the following:

     The merger (the “Merger”) between the issuer and Sprint Mozart (“Merger Sub”) was effected on November 24, 2009, (the “Effective Time”) upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated July 27, 2009 by and among the issuer, Sprint Nextel Corporation (“Sprint Parent”) and Merger Sub, with the issuer continuing as the surviving corporation. Pursuant to the terms of the Merger Agreement, as of the Effective Time, all of the shares of Class A common stock owned by the Reporting Persons (including Class A common stock issuable upon conversion of the Series A Preferred Stock beneficially owned by such Reporting Persons) were converted into the right to receive shares of series 1 voting common stock, par value $2.00 per share, of Sprint Parent (“Sprint Parent Shares”). For each such share of Class A common stock, SK Telecom Co. Ltd. received 1.2279 shares of Sprint Parent Shares and cash in lieu of fractional shares. For each such share of Class A common stock, Helio, Inc. received 1.3668 shares of Sprint Parent Shares and cash in lieu of fractional shares.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended and restated in its entirety as follows:
(a)—(b)	aggregate number and percentage of class of securities:

As of November 24, 2009, SK Telecom Co., Ltd. no longer beneficially owns any of the Class A common stock and no longer has sole or shared power, directly or indirectly, to vote or direct the vote or to dispose or direct the disposition of any shares of the Class A common stock of the issuer.

As of November 24, 2009, Helio, Inc. no longer beneficially owns any of the Class A common stock and no longer has sole or shared power, directly or indirectly, to vote or direct the vote or to dispose or direct the disposition of any shares of the Class A common stock of the issuer.

(c)	None.

(d)	None.

(e)	The Reporting Persons ceased to be the beneficial owner of more than 5% of the Class A common stock on November 24, 2009.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 25, 2009

SK Telecom Co., Ltd.
/s/ Tae Jin Park
Name:	Tae Jin Park
Title:	Senior Vice President

Helio, Inc.
/s/ Won Hee Sull
Name:	Won Hee Sull
Title:	President